tj 8/4/14

SECUF [barcode] SSION

14041238

RECEIVED JUL 29 2014 SEC Mail Processing Section Washington, DC 191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/13 (MM/DD/YY) AND ENDING 5/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston	Texas	77069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Company
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road	Brenham	Texas	77833
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 8/4/2014

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
Notary Public
STATE OF TEXAS
My Comm. Exp. December 12, 2016

Joe Todd
Signature

Treasurer
Title

Frank E. Poe III 7-24-2014
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Church Finance, Inc.

Financial Statements

For the Year Ended May 31, 2014

With

Independent Auditors' Report

TABLE OF CONTENTS

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Security Church Finance, Inc. which comprise the statement of financial condition as of May 31, 2014, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are being filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Brenham, Texas
July 28, 2014

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2014

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	166,815
Accounts receivable		3,761
Advances to agents and officers		5,156
TOTAL CURRENT ASSETS		175,732
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment		78,646
Less accumulated depreciation		(57,318)
TOTAL PROPERTY AND EQUIPMENT		21,328
Cash surrender value of officers' life insurance		45,876
Marketable securities		2,924
TOTAL OTHER ASSETS		48,800
TOTAL ASSETS	$	245,860

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION - Continued
May 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Trade accounts payable	$ 3,427
Amounts due churches and other liabilities	19,338
TOTAL CURRENT LIABILITIES	22,765
TOTAL LIABILITIES	22,765
STOCKHOLDERS' EQUITY:	
Preferred stock series A, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000
Additional paid-in capital	2,500
Retained earnings	151,620
Accumulated other comprehensive loss	(1,025)
	273,095
Less treasury stock, 240 shares, at cost	50,000
TOTAL STOCKHOLDERS' EQUITY	223,095
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 245,860

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2014

REVENUES:	
Program fees	$ 618,950
Brokerage commissions	843,367
Fiscal agent and service fees	102,174
	1,564,491
EXPENSES:	
Commissions	537,258
Salaries and benefits	691,825
Advertising, postage and printing	25,556
Rent, telephone, utilities, maintenance and supplies	42,804
General insurance, taxes and licenses	51,613
Travel and entertainment	18,034
Professional fees, dues and subscriptions and outside services	28,301
Depreciation	4,442
Other	2,000
Total Expenses	1,401,833
OPERATING INCOME	162,658
OTHER INCOME:	
Interest and other income	1,273
INCOME BEFORE FEDERAL INCOME TAX	163,931
Federal income tax expense	
NET INCOME	$ 163,931
OTHER COMPREHENSIVE INCOME NET OF TAX:	
Unrealized gain on marketable equity securities	562
COMPREHENSIVE INCOME	$ 164,493

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2014

	Preferred Stock				Common Stock		Additional			Other	
	Series A		Series C			Common	Paid-in	Retained	Treasury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income (Loss)	Total
Balance at May 31, 2013	2,000	$ 100,000	1,000	$ 50,000	160	$ 20,000	$ 2,500	$ (8,978)	$ (50,000)	$ (1,587)	$ 111,935
Net income for the year								163,931			163,931
Dividends paid								(3,333)			(3,333)
Redemption of preferred stock			-1,000	(50,000)							(50,000)
Unrealized holding gain										562	562
Balance at May 31, 2014	2,000	$ 100,000	-	-	160	$ 20,000	$ 2,500	$ 151,620	$ (50,000)	$ (1,025)	$ 223,095

See accompanying notes to financial statements

SECURITY CHURCH FINANCE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 163,931
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,442
Changes in assets and liabilities:	
Accounts receivable	2,500
Cash value of life insurance	(598)
Trade accounts payable	2,422
Accrued expenses and other liabilities	(21,639)
Total adjustments	(12,873)
Net cash provided by (used in) operating activities	151,058
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(18,804)
Net cash used in investing activities	(18,804)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Redemption of Series C Preferred Stock	(50,000)
Payment of dividends-preferred stock	(3,333)
Net cash provided by (used in) financing activities	(53,333)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	78,921
CASH AND EQUIVALENTS, BEGINNING OF YEAR	87,894
CASH AND EQUIVALENTS, END OF YEAR	$ 166,815

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2014

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") is a fully-disclosed broker-dealer engaged in the brokerage of mortgage bonds. SCF was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is also a member of the National Association of Church and Institutional Financing Organizations ("NACIFO").

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company's deposits held with financial institutions were entirely covered by the Federal Deposit Insurance Corporation (FDIC) as of May 31, 2014.

Note 1 – Summary of Significant Accounting Policies, cont.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

The Company is the owner of a life insurance policy on one of its officers. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet, at the cash surrender value of the policy, as of the balance sheet date. At May 31, 2014, the cash surrender value of this policy was $45,876.

(g) Provision for income taxes

The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation and the accrual and cash basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 – Summary of Significant Accounting Policies, cont.

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles in the United States, which require the Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Revenue recognition

The Company provides professional and technical services in preparing bond issues. Typically, the Company's client, a church, pays the company a consulting fee which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized, over time, as revenue (when bond proceeds are received by the third party escrow agent and when all escrow requirements are met).

(i) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 - Stockholders' Equity

The Company has four classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of The Board of Directors.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share. There were 2,000 shares of Series A Preferred Stock outstanding at May 31, 2014.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share. There were no Series B shares outstanding at May 31, 2014.

Preferred stock "Series C" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share, plus all accrued and unpaid preferred dividends. In April 2013 the Company issued 1,000 shares of "Series C" preferred stock and redeemed these in January of 2014. Therefore there were no Series C shares outstanding at May 31, 2014.

Note 3 – Commitments and Contingencies

On June 30, 2008, the Company entered into a lease with a third-party to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party. Rental expense under this lease was $18,000 for the year ended May 31, 2014.

Note 4 - Employee Benefit Plan

The Company has a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the year ended May 31, 2014 was $1,440. Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the year ending May 31, 2014.

Note 5 - Income Taxes

As of May 31, 2014 no provision has been made in the accompanying financial statements for income tax expense as a result of net operating loss ("NOL") carryforwards from previous years of losses. For the year ending May 31, 2014, the Company had taxable income of approximately of $149,140 which, was offset by an NOL of the same amount resulting in zero taxable income for federal income tax purposes for the year.

As of May 31, 2014, the Company estimates the remaining available NOL carryforwards to be approximately $97,233 and the Company's total deferred tax assets relating to the carryforwards amounted to approximately $17,500 which will begin to expire in May 2027. As of May 31, 2014, the Company estimated deferred tax assets from other timing differences to be $3,651. The Company has a valuation allowance for the full amount of the deferred tax assets at May 31, 2014, as management does not believe it is more likely than not that the valuation of the asset is recoverable.

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2011 and later are open to examination.

Note 6 – Marketable Securities

Fair value of the available-for-sale marketable equity security is measured on a recurring basis, using quoted prices in active markets for identical assets (Level 1), at May 31, 2014. The aggregate fair value as of May 31, 2014 was $2,924. The total unrealized gain on securities held for the year ended May 31, 2014 was $562.

Note 7 – Amounts Due Churches

A contingent liability is recognized for $18,813 at May 31, 2014 due to refundable deposits received from churches in previous years to initiate the prospectus and fact finding process for prospective bond issues. Beginning in the 2010 fiscal year the Company's contracts with churches specify that the deposits are non-refundable.

Note 8 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2014 the Company was in compliance with both requirements.

Note 9 – Related parties

All employees and agents of the Company may purchase any bonds available to the public through the Trustee of the bond.

Note 10 – Subsequent Events

Management of the Company has evaluated subsequent events through July 28, 2014, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2014

NET CAPITAL

Total Stockholders' equity	$	223,095
Deductions		
A. Non-allowable assets		
Accounts receivable		(3,761)
Advances to agents and officers		(5,156)
Furniture and equipment, net		(21,328)
B. Haircuts on securities		(439)
Net Capital		192,411
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	192,411

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2014

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2014

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Security Church Finance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2013 to May 31, 2014, which were agreed to by Security Church Finance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Security Church Finance, Inc.'s compliance with the applicable instructions of Form SIPC-7. Security Church Finance, Inc.'s management is responsible for the Security Church Finance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined canceled checks) noting no differences;

2. Compared the amounts reported on Form X-17A-5's for the period June 1, 2013 to May 31, 2014, with the amounts reported in Form SIPC-7 for the period from June 1, 2013 to May 31, 2014 noting the following difference:

- SPIC line item 2a excluded $600.90 of interest income the Company earned on money market and savings accounts, $598.04 of income due to the increase in the cash surrender value of an officer's life insurance policy and $74.47 of dividend income on an available for sale security owned by the Company. The total of all of these amounts is $1,273.41. Therefore, the SPIC assessment payment was understated by $3.18.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

Brenham, Texas
July 28, 2014

SIPC-7 (33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended MAY 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-013578 FINRA MAY 12/30/1970
SECURITY CHURCH FINANCE INC
14615 BENFER ROAD
HOUSTON, TX 77069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOE TODD 281-580-6162

2. A. General Assessment (item 2e from page 2) $ 3,911.23

B. Less payment made with SIPC-6 filed (exclude interest) (1,826.55)
12-31-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,084.68

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,084.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC CK #31480 $2,076.71 6/6/14
CK 31504 7.97 6/20/14
Total (must be same as F above) $ 2,084.68

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURITY CHURCH FINANCE, INC.
(Name of Corporation, Partnership or other organization)

Joe Todd
(Authorized Signature)

TREASURER
(Title)

Dated the 23 day of JUNE, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 6-1, 2013
and ending 5-31, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,564,493

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,564,493

2e. General Assessment @ .0025 $3,911.23

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